March 27, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:  John Reynolds

RE:	Paramount Gold and Silver Corp.
Registration Statement on Form S-3
Filed February 1, 2012
File No. 333-179289

Dear Mr. Reynolds:

This letter is being submitted with respect to Paramount Gold and Silver Corp.’s (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”).

In accordance with Rule 477 under the Securities Act of 1933, we hereby apply for withdrawal of the Registration Statement on the grounds that the Company was not eligible to file the Registration Statement due to the late filing of an Item 5.07 Form 8-K.  No securities were sold pursuant to the Registration Statement.

The Company understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

Paramount Gold and Silver Corp.  665 Anderson Street, Winnemucca, NV 89445   Phone: (613) 226-9881
www.paramountgold.com

The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If we can provide any further information in this regard, please call me at (613) 288-4280.

Sincerely,

/s/ Carlo Buffone

Carlo Buffone
Chief Financial Officer

Cc: James T. Seery

Paramount Gold and Silver Corp.  665 Anderson Street, Winnemucca, NV 89445   Phone: (613) 226-9881
www.paramountgold.com